May 22, 2013

Memorandum

TO:	Division of Corporate Finance

Securities and Exchange Commission

FROM:	McDermott International, Inc.

RE:	Annual Report on Form 10-K for the Fiscal Year Ended December 31, 2012

Filed February 28, 2013 (File No. 1-08430)

Response to Staff Comments

Set forth below are responses from McDermott International, Inc. (the “Company,” “we” or “us”) to the comments (the “Comments”) of the staff (the “Staff”) of the United States Securities and Exchange Commission (the “SEC”), dated April 18, 2013, concerning the Company’s Annual Report on Form 10-K for the year ended December 31, 2012.

For your convenience, the responses set forth below have been put in the same order as the Comments were presented and repeat each Comment prior to the response. The Comments are highlighted in bold.

Form 10-K for Fiscal Year Ended December 31, 2012

Business

Backlog, page 4

Comment 1

1.	We note your disclosure that backlog is not a measure defined by generally accepted accounting principles and that your methodology for determining backlog may not be comparable to the methodology used by other companies in determining their backlog amounts. In future filings, beginning with your next quarterly report, please provide the following expanded disclosures regarding your backlog:

•

An enhanced discussion of how your backlog is calculated, including what it includes and what it excludes in regard to firm orders, extensions/add-ons, pass-through costs (i.e. zero margin amounts), funded/unfunded amounts, and VIE/joint venture contracts versus company contracts.

•	If relevant, discuss any changes in the methodology used to determine your backlog.

•

To allow better insight into changes in your backlog from period to period, provide a roll-forward of your total backlog. The roll-forward should include current period beginning and ending balances, current period additions, cancellations, and amounts recognized in revenue, as well as any other major categories relevant to your facts and circumstances.

•	To the extent any of your backlog is not moving forward, quantify and discuss such amounts.

•	Address and discuss expected margins and margin trends in your backlog.

•	Provide a breakdown of your backlog by service line including: procurement, project management, engineering, fabrication and offshore operations.

•	Provide, in percentage terms, a breakdown of your backlog by currency.

•

We note that you “generally” include expected revenues of contracts in your backlog when you “enter into a written confirmation” with customers. If relevant, quantify and discuss any amounts included in your backlog for which written customer confirmation has not been obtained.

Response 1.

Beginning with our Quarterly Report on Form 10-Q for the quarter ending June 30, 2013, we will expand our backlog disclosure, as set forth below.

To the extent it is significant, we will discuss changes to our methodology for calculating backlog (for which there were none at December 31, 2012 or March 31, 2013) and discuss any awards that are excluded from our calculation. Our Form 10-K for the year ended December 31, 2012 (the “2012 Form 10-K”) contained a discussion of the components of backlog on page 4. In our future quarterly and annual reports, we will expand our discussion of the components of backlog to clarify that all anticipated revenue amounts in our backlog are associated with written contracts with customers, and that these amounts include anticipated revenues based on: the original contract amounts; change orders for which we have received written confirmations from the applicable customers; change orders for which we expect to receive confirmations in the ordinary course of business; and claims that we have made against customers for which we have determined we have a legal basis under existing contractual arrangements and as to which we consider collection to be probable. Claims are recorded to the extent of the lesser of the amounts management expects to recover or the associated costs incurred. We will also state that our backlog does not include anticipated revenue related to our unconsolidated joint ventures, except to the extent of any contract awards we may receive from those joint ventures. We will provide a rollforward of backlog including our beginning balance, bookings from new awards, additions and reductions on existing contracts, amounts recognized from backlog in revenue and the ending balance. If material, we will disclose contract amounts that are not moving forward in backlog (for which there were none at December 31, 2012 and March 31, 2013).

As set forth on page 4 of the 2012 Form 10-K, we currently disclose projects in our backlog that are in loss positions. Additionally, as presented on page 39 of the 2012 Form 10-K, within our discussion pertaining to operating income, we disclose changes in cost estimates that are significant, and we will continue to do so to the extent material. In addition, we previously disclosed margin trends that were experienced for the year ended December 31, 2012, as presented on page 39 of the 2012 Form 10-K under the subheading “operating margins”. Our reported operating margins are associated not only with amounts recognized from backlog, but are also influenced by items such as project close-outs and change orders that are not included in backlog. We will continue to disclose material factors that cause changes in cost estimates and margin trends on projects. We do not, however, disclose forecasted margin trends with respect to backlog and do not intend to provide that information. That disclosure is not required, and we believe providing that disclosure would be confusing and misleading to users of our financial statements, as it would represent trend information about only one component of our anticipated operating margins.

As it pertains to the Staff’s request that we provide a breakdown of backlog by service line, the information requested is not readily available and we do not routinely calculate or review this level of backlog data in our operations. Additionally, Regulation S-K Item 101(c)(viii) does not require this disclosure, and we do not believe that disclosing the additional information would provide more meaningful information than the enhanced backlog disclosures that we now intend to provide.

The expected contract revenue values presented in backlog are in U.S. dollars and generally are based on rates that we have contractually agreed to with our customers. Historically, the majority of our contracts are stated in U.S. dollars. For any material contracts awarded in currencies other than U.S. dollars that are included in backlog, we will disclose the aggregate amounts (or percentages) involved for the respective currencies.

To illustrate how we propose to implement the foregoing, we present below the template we anticipate using to discuss backlog in MD&A, beginning with the Form 10-Q for the quarter ending June 30, 2013:

Backlog

Backlog represents the dollar amount of revenues we expect to recognize in the future from contracts awarded and in progress. Backlog is not a measure defined by generally accepted accounting principles and is not a measure of contract profitability. Our methodology for determining backlog may not be comparable to methodologies used by other companies in determining their backlog amounts. The backlog values we disclose include anticipated revenues associated with: (1) the original contract amounts; (2) change orders for which we have received written confirmations from the applicable customers; (3) change orders for which we expect to receive confirmations in the ordinary course of business; and (4) claims that we have made against customers. We do not include expected revenues of contracts related to unconsolidated joint ventures in our backlog, except to the extent of any contract awards we may receive from those joint ventures.

We include unapproved change orders for which we expect to receive confirmations in the ordinary course of business in backlog, generally to the extent of the lesser of the amounts management expects to recover or the associated costs incurred. Any revenue that would represent profit associated with unapproved change orders is generally excluded from backlog until written confirmation is obtained from the applicable customer. However, consideration is given to our history with the customer as well as the contractual basis under which we may be operating. Accordingly, in certain cases based on our historical experience in resolving unapproved change orders with a customer, the associated profit may be included in backlog. However, if an unapproved change order is under dispute or has been previously rejected by the customer, the associated amount of revenue is treated as a claim.

For amounts included in backlog that are attributable to claims, we include unapproved claims in backlog when we have a legal basis to do so, consider collection to be probable and believe we can reliably estimate the ultimate value. Claims revenue is included in backlog to the extent of the lesser of the amounts management expects to recover or associated costs incurred. See Note 1 to our unaudited condensed consolidated financial statements included in this report for a discussion of claim revenues included in our estimates at completion as of June 30, 2013.

Backlog may not be indicative of future operating results, and projects in our backlog may be cancelled, modified or otherwise altered by customers. We can provide no assurance as to the profitability of our contracts reflected in backlog.

Of the June 30, 2013 backlog amount of $[—] billion, approximately $[—] million relates to [—] active projects that are in loss positions, whereby future revenues are expected to be equal to costs when recognized. Approximately $[—] million is associated with a [—] project(s) in our [—] segment, which we expect to complete in [—], and approximately $[—] million pertains to [—], which we began in [—] in our [—] segment. It is possible that our estimates of profit could increase or decrease based on changes in productivity, actual downtime and the resolution of change orders and claims with the customers. Additionally, we have [—] project in the [—] segment that we are accounting for under our deferred profit recognition policy, representing $[—] million of the June 30, 2013 backlog.

The following table summarizes changes to our backlog:

(Dollars in approximate millions)
Backlog at December 31, 2012	$	XXX
Bookings from new awards		XXX
Additions and reductions on existing contracts		XXX
Amounts recognized in revenues		XXX

Backlog at June 30, 2013	$	XXX

Our backlog by segment was as follows:

	June 30, 2013				December 31, 2012
(Dollars in approximate millions)
Asia Pacific	$	XXX	XX	%	$	XXX	XX	%
Atlantic		XXX	XX	%		XXX	XX	%
Middle East		XXX	XX	%		XXX	XX	%

Total Backlog	$	XXX	XX	%	$	XXX	XX	%

Of the June 30, 2013 backlog, we expect to recognize revenues as follows:

	2013		2014		Thereafter
	(In approximate millions)
Total Backlog	$	XXX	$	XXX	$	XXX

Risk, Factors, page 13

General

Comment 2

2.	We note that throughout the earnings call for the fourth quarter of 2012, there was discussion as to how “wage rates are an issue…” and that “[l]abor activity has negatively affected [you].” With a view towards future disclosure, please tell us what impact lack of qualified labor and rising labor cost have had on your financial position and what consideration you have given to including related risk factor disclosure.

Response 2.

As presented on page 39 of the 2012 Form 10-K under the subheading “cost of operations”, we have already disclosed changes experienced as a result of productivity issues in our Atlantic segment. In future annual filings beginning with our Annual Report on Form 10-K for the year ending December 31, 2013 (the “2013 Form 10-K”), to the extent material, we will disclose material factors that cause changes in cost estimates, which may include those due to a lack of qualified labor and/or rising labor costs. In our recently filed Quarterly Report on Form 10-Q for the quarter ended March 31, 2013, we revised the risk factor that was disclosed on page 20 of the 2012 Form 10-K to more specifically address the impacts of increased labor cost and decreased productivity. The revised risk factor reads as follows:

The loss of the services of one or more of our key personnel, or our failure to attract, assimilate and retain trained personnel at a competitive cost, or decreased productivity of such personnel, could disrupt our operations and result in loss of revenues.

Our success depends on the continued active participation of our executive officers and key operating personnel. The unexpected loss of the services of any one of these persons could adversely affect our operations.

Our operations require the services of employees having the technical training and experience necessary to obtain the proper operational results. As such, our operations depend, to a considerable extent, on the continuing availability and productivity of such personnel. If we should suffer any material loss of personnel to competitors, have decreased labor productivity of employed personnel for any reason, or be unable to employ additional or replacement personnel with the requisite level of training and experience to adequately operate our businesses, our operations could be adversely affected. A significant increase in the wages paid by other employers could result in a reduction in our workforce, increases in wage rates, or both. Our industry is currently experiencing high demand for the services of employees and escalating wage rates. If any of these events occurred for a significant period of time, our financial condition, results of operations and cash flows could be adversely impacted.

Our backlog is subject to unexpected adjustments and cancellations, page 15

Comment 3

3.	To the extent that certain contracts or projects comprise a material portion of your backlog, in future filings please consider enhancing your risk factor disclosure to specifically identify these contracts and the inherent risks associated with backlog work being performed. For example, we note that during the earnings call for the fourth quarter of 2012, discussion was focused on particular projects such as the Macedon, Ichthys and INPEX projects, the progress made on these projects and certain productivity concerns. In addition, in future filings please consider expanding your MD&A disclosure related to the status of work performed in key projects to help investors better assess your revenue estimates based on the current status of your backlog and the expected impact that such projects may have on your financial statements going forward.

Response 3.

On pages 28 and 29 of our recently filed Quarterly Report on Form 10-Q for the quarter ended March 31, 2013, we have enhanced our MD&A disclosure to discuss the status of work performed on certain projects comprising a material portion of our backlog and, to the extent material, we will discuss certain changes in trends when we expect the trends associated with these projects to vary materially from previously provided disclosures.

To the extent material, beginning with the 2013 Form 10-K, we will enhance our risk factor disclosure pertaining to the inherent risks associated with backlog work being performed by adding a cross-reference to the applicable location within MD&A where the projects described in the immediately preceding paragraph are discussed.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 31

Comment 4

4.	Please revise your MD&A in future annual and quarterly filings to address the following:

•

Quantify the factors you identify as impacting Revenues from period to period and more fully explain the reasons why certain of your segments experienced increased fabrication and marine activities and another segment experienced lower marine activity.

•	Explain the reasons why your Asia Pacific segment experienced cost savings on marine installations activities and improvements from project close-outs and settlements during the most recent year.

•	Explain the reasons why your Middle East segment experienced significantly lower amounts from project close-outs and settlements during the most recent year.

•

During the most recent year, we noted a significant increase in total accounts receivable trade and contracts in progress and a significant decrease in advance billings on contracts relative to a modest increase in revenues. Please disclose and discuss the factors that lead to such changes relative to the change in revenues.

•

During the most recent year, we noted a significant increase in claims included in estimates at completion and revenues. Please disclose and discuss the principle items included in such amounts, including: the specific nature of the claim and segment impacted; your basis for determining the claim is probable and estimable; and the current status of the claim and the expected timeframe for resolution.

Response 4.

Our recently filed Quarterly Report on Form 10-Q for the quarter ended March 31, 2013 quantifies factors that influenced revenues and operating income for the periods presented. We also enhanced our disclosures regarding the reasons why certain of our segments experienced various changes in activities, including fabrication and marine activities, cost savings on certain activities and improvements experienced from project close-outs and settlements.

In our results of operations disclosures for the year ended December 31, 2012 to be included in the 2013 Form 10-K, we will more fully explain the reasons why our Asia Pacific segment experienced cost savings on marine installations activities and improvements from project close-outs and settlements during 2012 and, if applicable, 2013. In addition, we will explain why our Middle East segment experienced significantly lower amounts from project close-outs and settlements during 2012 as compared to 2011 and, if applicable, 2013 as compared to 2012.

To the extent material, in our results of operations disclosures for the year ended December 31, 2012 to be included in the 2013 Form 10-K, we will discuss the material factors that led to certain relationship variations among increases in accounts receivable trade and contracts in progress as compared to a decrease in advanced billings, while revenues increased. Beginning with our Quarterly Report on Form 10-Q for the period ending June 30, 2013, in future quarterly and annual reports we will discuss the factors that led to such changes in relation to the change in revenues, if material.

Beginning with our Quarterly Report on Form 10-Q for the period ending June 30, 2013, to the extent there are significant increases in total claims included in estimates at completion or revenues, in future quarterly and annual reports we will discuss the principal items included in such amounts, including the nature and status of claims, the segment that is impacted, and, when applicable, our basis for determining whether the claims are probable and estimable. To the extent material, we will also disclose the amount of claims included in our backlog. We do not believe disclosure of any further details related to claims is required.

Business Outlook, page 32

Comment 5

5.	We note that in your earnings call for the fourth quarter of 2012 you provide specific information regarding potential future revenue, such as a quantifiable amount of your target projects, your bids and change orders, and your revenue pipeline. We note that you also discuss potential revenue recognition from specific projects, such as Papa Terra. With a view towards future disclosure, please tell us what consideration you gave to including a similar discussion and analysis of such known material trends, demands, commitments, events and uncertainties in your filing to help investors ascertain the likelihood that past performance is indicative of future performance. See Item 303(a)(3)(ii) of Regulation S-K and Section III.B.3. of SEC Release No. 33-8350.

Response 5.

We have generally not provided disclosure in our Forms 10-K and 10-Q relative to potential future revenue, such as the quantifiable amount of our target projects, our bids outstanding or other aspects of our “revenue pipeline” beyond backlog. We do, however, evaluate these potential sources of revenue and take them into consideration when preparing our MD&A disclosures, with a view to disclosing trends in our business. We will continue to take these factors into consideration in preparing MD&A disclosures in our future filings. However, we do not intend to include, on a regular basis, disclosures about target projects or bids outstanding in our future filings. We believe the more relevant disclosures to our investors, with respect to our expectations about future revenues, are our backlog disclosures.

Consolidated Financial Statements, page 51

Note 1 – Basis of Presentation and Significant Accounting Policies, page 57

Comment 6

6.	If applicable, please revise future filings to disclose the amount of progress payments netted against contract costs as well as the amount of advances that are payments on account of work in progress as of each balance sheet date. Refer to ASC 910-20-50-1(b), Rule 5-02.6(d)(iii) of Regulation S-X, and ASC 910-405-50-2.

Response 6.

Progress payments and the amount of advances that are payments on account of work in progress are not netted against our work-in-progress account, and therefore did not have a material impact on our 2012 Form 10-K. A more meaningful disclosure would involve disclosure of the components (including the amounts thereof) included in our contracts in progress and advanced billings accounts. Those components include costs incurred, less costs of revenue recognized and revenues, less billings to customers. Accordingly, beginning with our Quarterly Report on Form 10-Q for the quarter ending June 30, 2013, we will disclose this information, if material, as of each balance sheet date.

Comment 7

7.	Please revise future filings to clarify if the claim amounts you disclose also include amounts recognized on unapproved change orders and similar items subject to uncertainty. If not, please disclose such amounts in future filings. Also, please disclose the nature and status of the principle items included in all such amounts in future filings. Refer to Rule 5-02.3(c)(3) of Regulation S-X, ASC 910-310-50-1, and ASC 910-20-50-la.

Response 7.

Claim amounts we disclosed in the 2012 Form 10-K exclude unapproved change orders. We include unapproved change orders in contract value to the extent of the lesser of the amounts management expects to recover, or the associated costs incurred, and in certain cases, we estimate the expected value of project revenues that are priced at unit rates or cost plus reimbursement terms. Any revenue that would represent profit associated with unapproved change orders is generally excluded from backlog until written confirmation is obtained from the applicable customer. However, consideration is given to our history with the customer as well as the contractual basis under which we may be operating. Accordingly, in certain cases based on our historical experience in resolving unapproved change orders with a customer, the associated profit may be included in backlog. However, if an unapproved change order is under dispute or has been previously rejected by the customer, the associated amount of revenue is treated as a claim.

We will disclose in future filings, beginning with our Quarterly Report on Form 10-Q for the period ending June 30, 2013, the aggregate amount of unapproved change orders and similar items subject to uncertainty included in claim amounts and the nature and status of principle items included in all such amounts, if material.

Comment 8

8.	Please revise future filings to disclose your policy and amounts of pre-contract costs deferred, if material. Refer to ASC 910-340-50-1.

Response 8.

Beginning with our Quarterly Report on Form 10-Q for the period ending June 30, 2013 we will disclose the amount of pre-contract costs that were deferred for the period, if material. At December 31, 2012 and March 31, 2013, there were no material deferred pre-contract costs. It is our policy to generally expense these costs during the period in which they are incurred.

Acknowledgements

The Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in its Annual Reports on Form 10-K and Quarterly Reports on Form 10-Q;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the SEC from taking any action with respect to the Forms 10-K or 10-Q; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Please call Ted W. Paris or James H. Mayor of Baker Botts L.L.P. at (713) 229-1838 or (713) 229-1749, respectively, if you have any questions regarding this submission.

McDermott International, Inc.

By:	/s/ Perry L. Elders
Perry L. Elders
Senior Vice President and Chief Financial Officer

cc:	Kevin Stertzel (Staff)

Anne McConnell (Staff)

Erin Jaskot (Staff)

Era Anagnosti (Staff)

W. John Cash (Branch Chief)

David A. Trice (Audit Committee Chair)

Perry L. Elders (Senior Vice President and Chief Financial Officer)

Liane K. Hinrichs (Senior Vice President, General Counsel & Secretary)